November 8, 2013

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	CLARCOR Inc.

Form 10-K for the fiscal year ended December 1, 2012

Filed January 25, 2013

File No. 001-11024

Dear Mr. Humphrey:

We are in receipt of your letter, dated November 1, 2013 regarding CLARCOR Inc.’s Annual Report for its 2012 fiscal year, filed with the Commission on Form 10-K on January 25, 2013. Following my discussion with Beverly Singleton today, I write to confirm her agreement to extend our period of response until Wednesday, December 4, 2013. We requested this additional time due to the demands of a recently announced acquisition.

Many thanks for your assistance and understanding.

Please contact me with any questions at 615-771-5134 or at dfallon@clarcor.com.

Sincerely,

/s/David J. Fallon

David J. Fallon

Chief Financial Officer & Vice President - Finance

840 Crescent Centre Drive, Suite 600

Franklin, TN 37027

(615) 771-3100